LONCOR RESOURCES INC.
Suite 7070, 1 First Canadian Place
100 King Street West
Toronto, Ontario, M5X 1E3, Canada

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

            NOTICE IS HEREBY GIVEN THAT a special meeting (the "Meeting") of shareholders of Loncor Resources Inc. (the "Corporation") will be held at the offices of Irwin Lowy LLP, 365 Bay Street, Suite 400, Toronto, Ontario, Canada on Tuesday, the 22nd day of May, 2018 at the hour of 10:30 a.m. (Toronto time), for the following purposes:

(1)

to consider and, if thought appropriate, pass, with or without variation, an ordinary resolution of the disinterested shareholders approving (a) the issuance of up to 28,700,000 common shares of the Corporation (the "Common Shares") (including 26,000,000 Common Shares to Resolute Mining Limited) pursuant to transactions as further described in the management information circular of the Corporation (the "Circular") accompanying and forming part of this Notice, and (b) the sale by Arnold Kondrat (who is Chief Executive Officer, President and a director of the Corporation) to Resolute Mining Limited of 25,000,000 Common Shares; and

(2)	to transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

            The specific details of the matters to be put before the Meeting as identified above are set forth in the Circular accompanying and forming part of this Notice. This Notice and the accompanying Circular have been sent to each director of the Corporation, each shareholder of the Corporation entitled to notice of the Meeting and the auditors of the Corporation.

            Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Corporation c/o TSX Trust Company, 301 – 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Canada.

            DATED the 20th day of April, 2018.

BY ORDER OF THE BOARD

(signed) "Geoffrey G. Farr"

Geoffrey G. Farr
Corporate Secretary

NOTE:

The directors have fixed the hour of 4:00 p.m. (Toronto time) on the 18th day of May, 2018 before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation c/o TSX Trust Company, 301 – 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Canada, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.